Exhibit 99.1

ISRAEL CHEMICALS LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Lilach Geva Harel, Adv. and Aya Landman, Adv., or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 1.00 per share, of Israel Chemicals Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the 2020 Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held on Thursday, April 23, 2020, at 10:00 a.m. (Israel time) at the offices of the Company, Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel, and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the Notice of and Proxy Statement for the Meeting (receipt of which is hereby acknowledged):

THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE. IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR THE ITEMS SET FORTH ON THE REVERSE. ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.

VOTES CAST ON ITEM 3 SET FORTH ON THE REVERSE WILL NOT BE COUNTED UNLESS “YES” OR “NO” HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER IS A CONTROLLING SHAREHOLDER OF THE COMPANY OR HAS A PERSONAL INTEREST (AS DEFINED IN THE PROXY STATEMENT) WITH RESPECT TO SUCH PROPOSAL.

(Continued and to be signed on the reverse side)

2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ISRAEL CHEMICALS LTD.

APRIL 23, 2020

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access.

Please sign, date and mail

your proxy card in the

envelope provided as soon

as possible.

¯ Please detach along perforated line and mail in the envelope provided. ¯

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE DIRECTORS NAMED IN ITEM 1 AND EACH OF THE OTHER ITEMS SET FORTH BELOW. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]

1.	To elect eight directors to serve as members of the Board of Directors of the Company, effective as of the date of the Meeting until the next annual general meeting of shareholders of the Company and until each of their successors is duly appointed and qualified, or until any of their earlier resignation or removal.

	FOR	AGAINST	ABSTAIN
Yoav Doppelt	[ ]	[ ]	[ ]
Aviad Kaufman	[ ]	[ ]	[ ]
Avisar Paz	[ ]	[ ]	[ ]
Sagi Kabla	[ ]	[ ]	[ ]
Ovadia Eli	[ ]	[ ]	[ ]
Reem Aminoach	[ ]	[ ]	[ ]
Lior Reitblatt	[ ]	[ ]	[ ]
Tzipi Ozer Armon	[ ]	[ ]	[ ]

2.	Reappointment of Somekh Chaikin, a member Firm of KPMG International, as the Company’s independent auditor until the next annual general meeting of shareholders of the Company.

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

3.	Approval of the award of equity-based compensation, consisting of restricted shares, to each director (who is not an officer or director of Israel Corporation Ltd.) serving in such capacity immediately following the Meeting, and to each other such director who may be duly appointed subsequent to the Meeting by the Company’s Board of Directors in 2020 (if any).

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

3A.	Are you a controlling shareholder of the Company or do you have a “personal interest” (as defined in the Proxy Statement) with respect to the subject matter of Proposal 3? (Please note: if you do not mark either “YES” or “NO” your shares will not be voted on Proposal 3)

YES	NO
[ ]	[ ]

4.	Approval of an amendment to the Company’s Memorandum of Association and Articles of Association to facilitate a change in the Company’s formal name to “ICL” or to a similar name.

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. [ ]

Signature of Shareholder _______ Date _____ Signature of Shareholder__________ Date _____

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.